Exhibit 99.22

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

General information about financial statements

Ticker:	VLRS
Period covered by financial statements:	2019-01-01 to 2019-09-30
Date of end of reporting period:	2019-09-30
Name of reporting entity or other means of identification:	VLRS
Description of presentation currency:	MXN
Level of rounding used in financial statements:	Thousands
Consolidated:	Yes
Number of quarter:	3
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

1 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Follow-up of analysis

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Pablo Monsivais
Bradesco BBI	Victor Mizusaki
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
Goldman Sachs	Bruno Amorim
HSBC	Alexandre P Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Bruno
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

2 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Financial Position

	As of September 30, 2019	As December 31, 2018 (Unaudited)
Consolidated Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	7,809,602	5,862,942
Trade and other current receivables	1,782,284	1,128,891
Recoverable Income tax	483,497	337,799
Financial instruments	32,354	62,440
Inventories	293,549	297,271
Current biological assets	0	0
Other current non-financial assets	1,337,875	1,233,426
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	11,739,161	8,922,769
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	11,739,161	8,922,769
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	3,996	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	6,816,307	5,782,282
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	32,965,368	31,985,598
Goodwill	0	0
Intangible assets, net	162,278	179,124
Deferred income tax	3,064,140	2,864,333
Other non-current non-financial assets	7,102,836	6,566,215
Total non-current assets	50,114,925	47,377,552
Total assets	61,854,086	56,300,321
Equity and liabilities
Liabilities
Short-term liabilities
Trade and other current payables	6,967,222	5,473,872
Income tax payable	844	4,065
Other current financial liabilities	1,708,910	1,335,207
Current lease liabilities	4,712,353	4,970,492
Accrued liabilities	2,857,897	2,318,392
Short-term provisions
Current provisions for employee benefits	0	0
Other liabilities	315,673	25,835
Total short-term provisions	315,673	25,835
Total short-term liabilities other than liabilities included in disposal groups classified as held for sale	16,562,899	14,127,863
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	16,562,899	14,127,863
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	2,568,034	2,310,939
Non-current lease liabilities	36,118,599	34,585,208
Other non-current non-financial liabilities	138,219	137,233

3 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	As of September 30, 2019	As December 31, 2018 (Unaudited)
Non-current provisions
Non-current provisions for employee benefits	22,287	18,153
Other non-current provisions	398,252	327,934
Total non-current provisions	420,539	346,087
Deferred tax liabilities	1,901,560	1,095,452
Total non-current liabilities	41,146,951	38,474,919
Total liabilities	57,709,850	52,602,782
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,815,113	1,837,073
Treasury shares	141,061	122,661
Retained earnings	143,455	(1,208,265)
Other reserves	(646,830)	217,833
Total equity attributable to owners of parent	4,144,236	3,697,539
Non-controlling interests	0	0
Total equity	4,144,236	3,697,539
Total equity and liabilities	61,854,086	56,300,321

4 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Operations

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)	For the three months ended September 30, 2019	For the three months ended September 30, 2018 (Unaudited)
Consolidated Statements of Operations
Profit (loss)
Operating revenues	25,023,410	19,396,491	9,501,756	7,316,075
Cost of sales	0	0	0	0
Gross profit	25,023,410	19,396,491	9,501,756	7,316,075
Sales, marketing and distribution expense	1,038,344	1,078,881	417,091	339,743
Administrative expenses	0	0	0	0
Other operating income	264,118	474,805	140,809	243,039
Other operating expense	[1] 21,861,116	[2] 18,898,728	[3] 7,522,684	[4] 6,617,977
Operating income (loss)	2,388,068	(106,313)	1,702,790	601,394
Finance income	1,137,355	1,141,857	79,456	1,433,030
Finance costs	1,594,394	1,325,174	763,589	487,082
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0
Income (loss) before income tax	1,931,029	(289,630)	1,018,657	1,547,342
Income tax expense (benefit)	579,309	(89,902)	305,597	441,978
Income (loss) from continuing operations	1,351,720	(199,728)	713,060	1,105,364
Income (loss) from discontinued operations	0	0	0	0
Net income (loss)	1,351,720	(199,728)	713,060	1,105,364
Income (loss), attributable to
Income (loss), attributable to owners of parent	1,351,720	(199,728)	713,060	1,105,364
Income (loss), attributable to non-controlling interests	0	0	0	0
Earnings per share
Earnings (loss) per share
Earnings (loss) per share
Basic earnings (loss) per share
Basic earnings (loss) per share from continuing operations	1.34	(0.2)	0.7	1.09
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	1.34	(0.2)	0.7	1.09
Diluted earnings (loss) per share
Diluted earnings (loss) per share from continuing operations	1.34	(0.2)	0.7	1.09
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	1.34	(0.2)	0.7	1.09

[1] ↑    Includes the following expenses: i) Fuel by Ps. 8,653,888, ii) Depreciation and amortization by Ps. 3,989,824, iii) Landing, take-off and navigation expenses by Ps. 3,724,625, iv) Salaries and benefits by Ps. 2,647,710, v) Maintenance by Ps. 1,128,348, vi) Aircraft and engine rent expenses by Ps. 768,592 and vii) Other operating expenses by Ps. 948,129.

[2] ↑    Includes the following expenses: i) Fuel by Ps. 7,250,251, ii) Landing, take-off and navigation expenses by Ps. 3,421,552, iii) Depreciation and amortization by Ps. 3,368,190, iv) Salaries and benefits by Ps. 2,329,898, v) Maintenance by Ps. 1,111,477, vi) Aircraft and engine rent expenses by Ps. 635,956 and vii) Other operating expenses by Ps. 781,404.

[3] ↑    Includes the following expenses: i) Fuel by Ps. 2,883,822, ii) Depreciation and amortization by Ps. 1,362,772, iii) Landing, take-off and navigation expenses by Ps. 1,304,292, iv) Salaries and benefits by Ps. 908,559, v) Maintenance by Ps. 405,647, vi) Aircraft and engine rent expenses by Ps. 225,858 and vii) Other operating expenses by Ps. 431,734.

[4] ↑    Includes the following expenses: i) Fuel by Ps. 2,630,552, ii) Depreciation and amortization by Ps. 1,161,621, iii) Landing, take-off and navigation expenses by Ps. 1,148,437, iv) Salaries and benefits by Ps. 833,769, v) Maintenance by Ps. 389,295, vi) Aircraft and engine rent expenses by Ps. 214,059 and vii) Other operating expenses by Ps. 240,244.

5 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Comprehensive Income

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)	For the three months ended September 30, 2019	For the three months ended September 30, 2018 (Unaudited)
Consolidated Statements of Comprehensive Income
Net income (loss) for the period	1,351,720	(199,728)	713,060	1,105,364
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	2,344	26,781	(3,800)	6,008
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income (loss), net of tax, exchange differences on translation	2,344	26,781	(3,800)	6,008
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
(Losses) on cash flow hedges, net of tax	(943,507)	0	(588,699)	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive (loss) income, net of tax, cash flow hedges	(943,507)	0	(588,699)	0
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	76,500	9,454	(45,061)	(157,571)
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0

6 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)	For the three months ended September 30, 2019	For the three months ended September 30, 2018 (Unaudited)
Other comprehensive income (loss), net of tax, change in value of time value of options	76,500	9,454	(45,061)	(157,571)
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(864,663)	36,235	(637,560)	(151,563)
Total other comprehensive (loss) income	(864,663)	36,235	(637,560)	(151,563)
Total comprehensive income (loss)	487,057	(163,493)	75,500	953,801
Comprehensive income attributable to
Comprehensive income (loss), attributable to owners of parent	487,057	(163,493)	75,500	953,801
Comprehensive income, attributable to non-controlling interests	0	0	0	0

7 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Cash Flows, indirect method

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)
Consolidated Statements of Cash Flows
Cash flows from (used in) operating activities
Net income (loss)	1,351,720	(199,728)
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	579,309	(89,902)
Adjustments for finance costs	404,347	(134,655)
Adjustments for depreciation and amortization expense	3,989,824	3,368,190
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	146,028	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	21,960	7,236
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(222,448)	(460,533)
Participation in associates and joint ventures	0	0
Adjustments for decrease (increase) in inventories	3,722	(14,211)
Adjustments for decrease (increase) in trade accounts receivable	(202,543)	(235,195)
Adjustments for decrease (increase) in other operating receivables	(382,846)	(236,782)
Adjustments for increase (decrease) in trade accounts payable	(144,061)	(100,034)
Adjustments for increase (decrease) in other operating payables	505,482	618,512
Other adjustments for non-cash items	(40,260)	(73,679)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit	1,371,593	2,171,409
Total adjustments to reconcile profit	6,030,107	4,820,356
Net cash flows provided by operations	7,381,827	4,620,628
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	152,608	108,123
Income taxes refund (paid)	69,689	148,679
Other inflows (outflows) of cash	0	0
Net cash flows provided by operating activities	7,464,746	4,580,072
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of rotable spare parts, furniture and equipment	1,206,597	1,132,267
Purchase of rotable spare parts, furniture and equipment	2,442,378	1,737,726
Proceeds from sales of intangible assets	0	0
Acquisitions of intangible assets	43,840	35,695
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

8 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows used in investing activities	(1,279,621)	(641,154)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	1,980,393	717,313
Repayments of borrowings	1,181,726	953,301
Payments of finance lease liabilities	0	0
Payments of lease liabilities	4,786,987	4,116,359
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	145,978	117,696
Income taxes refund (paid)	0	0
Other outflows of cash	(104,620)	(32,305)
Net cash flows used in financing activities	(4,238,918)	(4,502,348)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	1,946,207	(563,430)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	453	(305,799)
Net increase (decrease) in cash and cash equivalents	1,946,660	(869,229)
Cash and cash equivalents at beginning of period	5,862,942	6,950,879
Cash and cash equivalents at end of period	7,809,602	6,081,650

9 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Changes in Equity - Accumulated Current

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,837,073	122,661	(1,208,265)	0	10,222	9,969	0	(93,872)
Changes in equity
Comprehensive income
Operating income	0	0	0	1,351,720	0	0	0	0	0
Other comprehensive income (loss)	0	0	0	0	0	2,344	(943,507)	0	76,500
Total comprehensive income (loss)	0	0	0	1,351,720	0	2,344	(943,507)	0	76,500
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	18,400	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	(21,960)	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	(21,960)	18,400	1,351,720	0	2,344	(943,507)	0	76,500
Equity at end of period	2,973,559	1,815,113	141,061	143,455	0	12,566	(933,538)	0	(17,372)

10 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	335	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	335	0	0	0

11 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	Components of equity
	Reserve for catastrophe	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	217,833	3,697,539	0	3,697,539
Changes in equity
Comprehensive income
Profit	0	0	0	0	0	1,351,720	0	1,351,720
Other comprehensive loss	0	0	0	0	(864,663)	(864,663)	0	(864,663)
Total comprehensive (loss) income	0	0	0	0	(864,663)	487,057	0	487,057
Issue of Equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(18,400)	0	(18,400)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(21,960)	0	(21,960)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	0	0	0	(864,663)	446,697	0	446,697
Equity at end of period	0	0	0	291,179	(646,830)	4,144,236	0	4,144,236

12 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Consolidated Statements of Changes in Equity - Accumulated Previous (Unaudited)

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,804,528	85,034	(447,394)	0	(11,934)	0	0	114,681
Changes in equity
Comprehensive income
Operating loss	0	0	0	(199,728)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	26,781	0	0	9,454
Total comprehensive (loss) income	0	0	0	(199,728)	0	26,781	0	0	9,454
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	15,730	15,199	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	(7,236)	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	8,494	15,199	(199,728)	0	26,781	0	0	9,454
Equity at end of period	2,973,559	1,813,022	100,233	(647,122)	0	14,847	0	0	124,135

13 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	(3,857)	0	0	0
Changes in equity
Comprehensive income
Profit / loss	0	0		0	0	0	0	0	0
Other comprehensive income	0	0		0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of Equity	0	0		0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0		0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0		0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0		0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0		0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0		0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0		0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0		0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	(3,857)	0	0	0

14 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	Components of equity
	Reserve for catastrophe	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	390,069	4,635,728	0	4,635,728
Changes in equity
Comprehensive income
Loss	0	0	0	0	0	(199,728)	0	(199,728)
Other comprehensive income	0	0	0	0	36,235	36,235	0	36,235
Total comprehensive income (loss)	0	0	0	0	36,235	(163,493)	0	(163,493)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	531	0	531
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(7,236)	0	(7,236)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	36,235	(170,198)	0	(170,198)
Equity at end of period	0	0	0	291,179	426,304	4,465,530	0	4,465,530

15 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Informative data about the Consolidated Statements of Financial Position

	As of September 30, 2019	As of December 31, 2018 (Unaudited)
Informative data of the Consolidated Statements of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,847	4,600
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	91,040	0
Guaranteed debt of associated companies	0	0

16 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Informative data about the Consolidated Statements of Operations

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)	For the three months ended September 30, 2019	For the three months ended September 30, 2018 (Unaudited)
Informative data of the Consolidated Statements of Operations
Depreciation and amortization	3,989,824	3,368,190	1,362,772	1,161,621

17 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Informative data - Consolidated Statements of Operations for 12 months

	As of September 30, 2019	As of September 30, 2018 (Unaudited)
Informative data - Consolidated Statements of Operations for 12 months
Operating revenues	32,932,069	25,920,958
Operating income	3,209,009	318,528
Net income (loss)	790,578	(1,362,799)
Income (loss), attributable to owners of parent	790,578	(1,362,799)
Depreciation and amortization	5,245,776	4,433,820

18 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Breakdown of credits

					Denomination
					Credits in domestic currency						Credits in foreign currency
					Time interval						Time interval
Credit type / Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Santander - Bancomext	NO	2011-07-27	2022-05-31	LIBOR + 2.60%							23,141	1,681,623	1,029,533	62,568
TOTAL					0	0	0	0	0	0	23,141	1,681,623	1,029,533	62,568	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	0	0	0	0	0	23,141	1,681,623	1,029,533	62,568	0	0
Stock market
Listed on stock exchange - unsecured
CEBUR	NO	2019-06-20	2024-06-20	TIIE + 1.75%	4,146		(13,681)	494,037	496,469	499,108
TOTAL					4,146	0	(13,681)	494,037	496,469	499,108	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					4,146	0	(13,681)	494,037	496,469	499,108	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	NO	2019-09-30	2019-09-30		285,275
Fuel expenses	NO	2019-09-30	2019-09-30		261,172
Administrative expenses	NO	2019-09-30	2019-09-30		49,089
Technology and communication expenses	NO	2019-09-30	2019-09-30		37,222
Sales, marketing and distribution expenses	NO	2019-09-30	2019-09-30		29,460
Maintenance expenses	NO	2019-09-30	2019-09-30		17,141
Other services expenses	NO	2019-09-30	2019-09-30		4,116
Maintenance expenses USD	SI	2019-09-30	2019-09-30								94,433
Flight equipment expenses USD	SI	2019-09-30	2019-09-30								65,659
Technology and communication expenses USD	SI	2019-09-30	2019-09-30								59,522
Administrative expenses USD	SI	2019-09-30	2019-09-30								44,957
Sales, marketing and distribution expenses USD	SI	2019-09-30	2019-09-30								3,106
Other services expenses USD	SI	2019-09-30	2019-09-30								796
Landing, take off and navigation expenses USD	SI	2019-09-30	2019-09-30								540
TOTAL					683,475	0	0	0	0	0	269,013	0	0	0	0	0
Total suppliers
TOTAL					683,475	0	0	0	0	0	269,013	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					687,621	0	(13,681)	494,037	496,469	499,108	292,154	1,681,623	1,029,533	62,568	0	0

19 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Annex - Monetary foreign currency position

Disclosure of monetary foreign currency position

U.S. dollar amounts at September 30, 2019 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6363 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2019.

	Monetary foreign currency position
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Short-term monetary assets	419,667	8,240,707	0	0	8,240,707
Long-term monetary assets	348,965	6,852,381	0	0	6,852,381
Total monetary assets	768,632	15,093,088	0	0	15,093,088
Liabilities position
Short-term liabilities	409,290	8,036,941	0	0	8,036,941
Long-term liabilities	1,888,557	37,084,272	0	0	37,084,272
Total liabilities	2,297,847	45,121,213	0	0	45,121,213
Net monetary liabilities	(1,529,215)	(30,028,125)	0	0	(30,028,125)

20 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
Operating revenues
Domestic (Mexico)	17,482,546	0	0	17,482,546
International (United States of America and Central America)	0	0	7,540,864	7,540,864
Total operating revenues	17,482,546	0	7,540,864	25,023,410

21 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Annex - Financial derivate instruments

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, the Company uses Asian call options and Zero Cost Collars, being U.S. Gulf Coast Jet Fuel 54 the underlying asset. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. All derivative financial instruments qualified as hedge accounting.

2.	Foreign currency risk: While Mexican Peso is the functional currency of the company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the company’s cash flows. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not have any outstanding position on foreign exchange financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of such exposure. As of the date of this report, the Company has an outstanding position on interest rate derivatives (CAP).

22 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled mark-to-market loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of current assets under the caption guarantee deposits. It is assessed reviewed and adjusted accordingly on a daily basis.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of September 30, 2019, the Company has 8 ISDAs in place with different financial institutions and was active with 3 of them during the third quarter 2019.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, all of the Company’s financial derivative instruments are considered effective and therefore, are recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

23 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the third quarter of 2019, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

24 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Notes - Subclassifications of assets, liabilities and equities

	As of September 30, 2019	As of December 31, 2018 (Unaudited)
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	18,234	5,238
Balances with banks	3,691,607	1,061,150
Total cash	3,709,841	1,066,388
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	4,099,761	4,796,554
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,099,761	4,796,554
Other cash and cash equivalents	0	0
Total cash and cash equivalents	7,809,602	5,862,942
Trade and other current receivables
Current trade receivables	401,245	237,610
Current receivables due from related parties	60,476	8,266
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	775,813	612,146
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	544,750	270,869
Total trade and other current receivables	1,782,284	1,128,891
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Spare parts and accessories of flight equipment	286,025	289,737
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	7,524	7,534
Total current inventories	293,549	297,271
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0

25 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	As of September 30, 2019	As of December 31, 2018 (Unaudited)
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	246,048	0
Motor vehicles	0	0
Total vehicles	246,048	0
Fixtures and fittings	0	0
Office equipment	35,388	38,306
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	4,338,669	3,830,063
Construction prepayments	0	0
Other rotable spare parts, furniture and equipment	2,196,202	1,913,913
Total rotable spare parts, furniture and equipment	6,816,307	5,782,282
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	99,863	80,530
Licenses and franchises	2,175	2,724
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	60,240	95,870
Other intangible assets	0	0
Total intangible assets other than goodwill	162,278	179,124
Goodwill	0	0
Total intangible assets and goodwill	162,278	179,124
Trade and other current payables
Current trade payables	952,488	1,085,499
Current payables to related parties	27,867	17,775
Accruals and deferred income classified as current
Deferred income classified as current	3,614,276	2,438,516
Rent deferred income classified as current	0	0

26 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	As of September 30, 2019	As of December 31, 2018 (Unaudited)
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	3,614,276	2,438,516
Current payables on social security and taxes other than income tax	2,372,591	1,932,082
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	6,967,222	5,473,872
Other current financial liabilities
Bank loans current	1,704,764	1,212,259
Stock market loans current	4,146	0
Other current liabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	0	122,948
Total Other current financial liabilities	1,708,910	1,335,207
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	1,092,101	2,310,939
Stock market loans non-current	1,475,933	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	2,568,034	2,310,939
Other provisions
Other non-current provisions	398,252	327,934
Other current provisions	315,673	25,835
Total other provisions	713,925	353,769
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0

27 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	As of September 30, 2019	As of December 31, 2018 (Unaudited)
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalization	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Contribution for future capital increase	1	1
Merger reserve	0	0
Legal reserve	291,178	291,178
Other comprehensive income	(938,009)	(73,346)
Total other reserves	(646,830)	217,833
Net assets (liabilities)
Assets	61,854,086	56,300,321
Liabilities	57,709,850	52,602,782
Net assets	4,144,236	3,697,539
Net current assets (liabilities)
Current assets	11,739,161	8,922,769
Current liabilities	16,562,899	14,127,863
Net current assets	(4,823,738)	(5,205,094)

28 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Notes - Analysis of income and expense

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018 (Unaudited)	For the three months ended September 30, 2019	For the three months ended September 30, 2018 (Unaudited)
Analysis of income and expense
Revenue
Revenue from rendering of services	25,023,410	19,396,491	9,501,756	7,316,075
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	25,023,410	19,396,491	9,501,756	7,316,075
Finance income
Interest income	152,608	108,123	79,456	37,180
Net gain on foreign exchange	984,747	1,033,734	0	1,395,850
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,137,355	1,141,857	79,456	1,433,030
Finance costs
Interest expense	44,802	0	38,867	0
Net loss on foreign exchange	0	0	172,676	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	1,549,592	1,325,174	552,046	487,082
Total finance costs	1,594,394	1,325,174	763,589	487,082
Income tax (benefit) expense
Current income tax	0	0	0	0
Deferred income tax expense (benefit)	579,309	(89,902)	305,597	441,978
Total income tax expense (benefit)	579,309	(89,902)	305,597	441,978

29 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At September 30, 2019 and December 31, 2018

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

On June 20, 2019, the Company, through its subsidiary Concesionaria, completed the issuance 15,000,000 (fifteen million) asset backed trust notes ( certificados bursátiles fiduciaries) (the “ Trust Notes ”), to be issued under the ticker VOLARCB 19 for the amount of Ps.1,500,000,000.00 (one billion five hundred million Mexican Pesos) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3,000,000,000.00 (three billion Mexican Pesos). The Trust Notes will be backed by future under the agreements entered into with the credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican Pesos, through credit cards VISA and Mastercard in its website, mobile app and travel agencies (the “Trust Notes”). The Trust Notes were listed on the Mexican Stock Exchange and have a maturity of five years and will pay an interest rate of TIIE + one hundred and seventy-five (175) percentage points.

30 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and Vice President and Chief Financial Officer, Sonia Jerez, on October 22, 2019. Subsequent events have been considered through that date.

a) Relevant events

Issuance assets backed trust

On June 20, 2019, the Company, through its subsidiary Concesionaria, completed the issuance 15,000,000 (fifteen million) asset backed trust notes ( certificados bursátiles fiduciaries) (the “ Trust Notes ”), to be issued under the ticker VOLARCB 19 for the amount of Ps.1,500,000,000.00 (one billion five hundred million Mexican Pesos) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3,000,000,000.00 (three billion Mexican Pesos). The Trust Notes will be backed by future under the agreements entered into with the credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican Pesos, through credit cards VISA and Mastercard in its website, mobile app and travel agencies (the “Trust Notes”). The Trust Notes were listed on the Mexican Stock Exchange and have a maturity of five years and will pay an interest rate of TIIE + one hundred and seventy-five (175) percentage points

Shares conversion

On February 16, 2018, one of the Company’s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.

New code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80

A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. Commitments to acquisition of property, plant and equipment are disclosed in Note 16.

b) Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of September 30, 2019 (unaudited) and December 31, 2018 (audited), and the related consolidated statements of operations, comprehensive income for each of the three and nine months period ended, changes in equity and cash flows for each of the nine months period ended September 30, 2019 and 2018 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

31 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018, 2017 and 2016.

c) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At September 30, 2019 and December 31, 2018, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
Name	Principal activities	Country	September 30, 2019	December 31, 2018
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Vuela Aviación S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%

Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%

Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%

Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%

Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%

Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program) **	Loyalty Program	México	100%	100%

Viajes Vuela, S.A. de C.V. (“Viajes Vuela”) (1)	Travel agency	Mexico	100%	100%

Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%

Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%

Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%

Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	-

 *The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

32 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

d) Retrospective changes in classification

As a result of the IFRS 16 adoption, under the full retrospective method certain amounts in the consolidated statements of financial position as of December 31, 2018 and in the consolidated statements of operations for the three- and nine-months period ended September 30, 2018 were modified.

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than the functional currency of the Company (which is the Mexican Peso) the lease liability will be remeasured with a charge to foreign exchange of the period.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

Transition to IFRS 16

The Company adopted IFRS 16 on the mandatory date January 1, 2019, through the full retrospective method starting on January 1, 2017.The Company applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4, for more information on the Company´s lease agreements. The following table details the adoption impacts.

33 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The estimated impact on the statements of financial situation as of January 1, 2017, December 31, 2017 and December 31, 2018:

	As of January 1st, 2017		As of December 31, 2017		As of December 31, 2018
Assets
Property, plant and equipment (Right-of-use-assets)	Ps.	23,709,968	Ps.	25,075,501	Ps.	31,985,598
Deferred income tax		2,699,552		2,231,703		2,271,031
Prepaid expenses		(266,959)		-		-

Liabilities
Lease liabilities	Ps.	32,639,927	Ps.	32,436,015	Ps.	39,463,811

Equity
Retained Earnings	Ps.	6,497,366	Ps.	5,128,812	Ps.	5,207,182

The estimated impact on the statement of operations for the years ended December 31, 2017 and 2018:

	For the year ended December 31, 2017		For the year ended December 31, 2018
Depreciation expense	Ps.	3,522,738	Ps.	4,123,513
Operating lease expense		(5,038,920)		(5,718,657)
Operating income		(1,516,182)		(1,595,144)
Financial costs		1,381,027		1,682,420
Foreign exchange (gain) loss		(1,434,290)		30,423
Income tax expense (benefit)		467,850		(39,328)
Net (income) loss	Ps.	(1,101,595)	Ps.	78,371

Due to the adoption of IFRS 16, the Company operating profit will improve, while its interest expense will increase. This is due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17.

Since all the aircraft and engine lease contracts are denominated in USDs, starting on March 25, 2019, the Company established a hedge on its USD denominated revenues using the lease liabilities denominated in USD as a hedge instrument. This hedging relationship is designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of its lease liabilities. The impact of this hedge will be presented as part of the total operating revenues.

Additionally, on the same date, the Company established a hedge on a portion of its forecasted fuel expense using as hedge instrument a portion of its USD denominated monetary assets. This hedging relationship is designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of USD denominated monetary asset. The impact of this hedge will be presented as part of the total fuel expense.

34 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

2. Impact of new International Reporting Standard

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below.

IFRIC 22 — Foreign Currency Transactions and Advance Considerations

IFRIC 22 clarifies that the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration.

This interpretation does not have any impact on the Company’s consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes, the interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing; if the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

3. Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

35 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

4. Convenience translation

U.S. dollar amounts at September 30, 2019 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6363 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2019. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended September 30, 2019 and 2018 represented 37% and 39%, of the Company’s operating expenses, respectively. Additionally, the Aircraft jet fuel consumed in the nine months ended September 30, 2019 and 2018 represented 38% and 37%, of the Company’s operating expenses, respectively.

36 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

As of September 30, 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 13.5 thousand gallons. Such hedges represent a portion of the projected consumption for the 4Q 2019. Additionally, as of September 30, 2019, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 13.8 thousand gallons. Such hedges represent a portion of the projected consumption for the 1Half 2020.

During the year ended December 31, 2018, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet fuel 54 Asian call options designated to hedge 45.6 thousand gallons. Such hedges represent a portion of the projected consumption for the next twelve months.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call and put options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss. The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost collars.

As of September 30, 2019, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.19,710; as for the Zero- Cost collars it was an unrealized gain of Ps.12,643 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

As of December 31, 2018 the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.48,199, as for the Zero-Cost collars it was a loss of Ps. 122,948 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

During the three months ended September 30, 2019 and 2018, the intrinsic value of the Asian call options recycled to the fuel cost was an expense and a (benefit) of Ps.13,995 and Ps.(162,576), respectively.

During the nine months ended September 30, 2019 and 2018, the intrinsic value of the Asian call options recycled to the fuel cost was an expense and a (benefit) of Ps. 14,761 and Ps.(364,050), respectively.

During the three months ended September 30, 2019, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was a benefit of Ps.8,320. As of September 30, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

During the nine months ended September 30, 2019 and 2018, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.9,477.As of September 30, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

The amount of positive cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of September 30, 2019 recognized in other comprehensive income totals Ps.19,091 (The cost of hedging in December 2018 totals Ps.134,096.), and will be recycled to the fuel cost during 2019, as these options expire on a monthly basis.

37 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of September 30, 2019
	Jet fuel contracts maturities
Jet fuel risk		4Q 2019		2019 Total		1 Half 2020		2020 Total
Notional volume in gallons Asian Calls (thousands)*		13,492		13,492		-		-
Notional volume in gallons Zero- Cost collars (thousands)*		-		-		13,792		13,792
Asian Calls Strike price agreed rate per gallon (U.S.dollars) **	US$	1.88	US$	1.88	US$	-	US$	-
Zero-Cost collars Strike price agreed rate per gallon (U.S.dollars)**	US$	-	US$	-	US$	1.53/1.84	US$	1.53/1.84
All-in
Approximate percentage of hedge (of expected consumption value) Asian Calls		30%		30%		-%		-%
Approximate percentage of hedge (of expected consumption value) Zero-Cost collars		-%		-%		10%		5%
Approximate percentage of hedge (of expected consumption value)		30%		30%		10%		5%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

	Position as of December 31, 2018
	Jet fuel contracts maturities
Jet fuel risk		1 Half 2019		2 Half 2019		2019 Total
Notional volume in gallons Asian Calls (thousands)*		12,790		13,842		26,632
Notional volume in gallons Zero-Cost collars (thousands)*		18,963		-		18,963
Asian Calls Strike price agreed rate per gallon (U.S.dollars) **	US$	1.84	US$	1.84	US$	1.84
Zero-Cost collars Strike price agreed rate per gallon (U.S.dollars)**	US$	1.91/2.46	US$	-	US$	1.91/2.46
All-in
Approximate percentage of hedge (of expected consumption value) Asian Calls		10%		10%		10%
Approximate percentage of hedge (of expected consumption value) Zero-Cost collars		15%		-%		15%
Approximate percentage of hedge (of expected consumption value)		25%		10%		18%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

b) Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, although 32% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2018.

38 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

For the three months ended September 30, 2019, 31% of the Company´s revenues came from operations in the United States of America and Central America (31% for the three months ended September 30, 2018).

For the nine months ended September 30, 2019, 30 % of the Company´s revenues came from operations in the United States of America and Central America (33% for the nine months ended September 30, 2018).

U.S. dollar denominated collections accounted for 43% and 34% of the Company’s total collections for the three months ended September 30, 2019 and 2018, respectively.

Additionally, for the nine months ended September 30, 2019 and 2018 the U.S. dollar denominated collections accounted were 43% and 38%, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of September 30, 2019 and December 31, 2018 is as set forth below:

	Thousands of U.S. dollars
	September 30, 2019		December 31, 2018
Assets:
Cash and cash equivalents	US$	348,004	US$	279,829
Other accounts receivable		30,259		10,957
Aircraft maintenance deposits paid to lessors		331,074		329,983
Deposits for rental of flight equipment		57,647		32,166
Derivative financial instruments		1,648		3,172
Total assets		768,632		656,107

Liabilities:
Financial debt		142,433		155,455
Foreign suppliers		2,139,683		2,055,831	*
Taxes and fees payable		15,731		14,823
Derivative financial instruments		-		6,246
Total liabilities		2,297,847		2,232,355
Net foreign currency position	US$	1,529,215	US$	1,576,248

(*) Includes the adjustment of IFRS 16 adoption.

At October 22, 2019, date of issuance of these financial statements, the exchange rate was Ps.19.1492 per U.S. dollar.

	Thousands of U.S. dollars
	September 30, 2019		December 31, 2018
Off-balance sheet transactions exposure:

Aircraft and engine commitments (Note 16)	US$	1,046,037	US$	1,070,187
Total foreign currency	US$	1,046,037	US$	1,070,187

As of September 30, 2019, and December 31, 2018, the Company did not enter foreign exchange rate derivatives financial instruments.

All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

For nine months ended September 30, 2019, the net gain on the foreign currency forward contracts was Ps.4,199, which was recognized as part of rental expense in the consolidated statements of operations.

39 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a Cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference to TIIE 28 are limited with the Cap to 10% on the reference rate for the life of the CEBUR and has the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly match by the hedging instrument. The cap start date was July 19, 2019, the end date is June 20, 2024; consist of 59 caplets with the same specifications that the CEBUR coupons for reference rate determination, coupon term, and face value.

As of September 30, 2019, the fair value of the CAP was an unrealized gain of Ps.3,996 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position. As of September 30, 2018, the Company did not have outstanding position on interest rates.

For the three and nine months ended September 30, 2019 and 2018, the Company did not have interest rate swaps.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	September 30, 2019
Interest-bearing borrowings:	Within one year		One to five years		Total
Pre-delivery payments facilities	Ps.	1,681,623	Ps.	1,092,101	Ps.	2,773,724
Asset backed trust note		-		1,500,000		1,500,000
Total	Ps.	1,681,623	Ps.	2,592,101	Ps.	4,273,724

40 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	December 31, 2018
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	734,635	Ps.	2,310,939	Ps.	3,045,574
Short-term working capital facilities		461,260		-		461,260

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		122,948		-		122,948
Total	Ps.	1,318,843	Ps.	2,310,939	Ps.	3,629,782

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At September 30, 2019, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be enough to meet its anticipated requirements for capital expenditures and other cash requirements for the 2019 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the nine months ended September 30, 2019. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

41 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

7. Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or

(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	September 30, 2019		December 31, 2018		September 30, 2019		December 31, 2018
Assets
Derivative financial instruments	Ps.	36,350	Ps.	62,440	Ps.	36,350	Ps.	62,440

Liabilities
Financial debt		(4,273,724)		(3,506,834)		(4,233,343)		(3,515,550)
Derivative Financial instruments		-		(122,948)		-		(122,948)
Total	Ps.	(4,237,374)	Ps.	(3,567,342)	Ps.	(4,196,993)	Ps.	(3,576,058)

42 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The following table summarizes the fair value measurements at September 30, 2019:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	19,710	Ps.	-	Ps.	19,710
Jet fuel Zero-Cost collars contracts*		-		12,644		-		12,644
Interest Rate Cap		-		3,996		-		3,996
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(4,233,343)		-		(4,233,343)
Net	Ps.	-	Ps.	(4,196,993)	Ps.	-	Ps.	(4,196,993)

* Jet fuel forwards levels and LIBOR curve:

**LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2018:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	48,199	Ps.	-	Ps.	48,199
Foreign currency forward		-		14,241		-		14,241
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(122,948)		-		(122,948)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(3,515,550)		-		(3,515,550)
Net	Ps.	-	Ps.	(3,576,058)	Ps.	-	Ps.	(3,576,058)

* Jet fuel forwards levels and LIBOR curve.

**LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt. There were no transfers between level 1 and level 2 during the period.

43 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended September 30, 2019 and 2018:

Consolidated statements of operations

		Three months ended September 30,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options contracts	Fuel	Ps.	(13,995)	Ps.	162,576
Jet fuel Asian Zero-Cost collars contracts	Fuel		8,320		-
Total		Ps.	(5,675)	Ps.	162,576

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2019 and 2018:

Consolidated statements of operations

		Nine months ended September 30,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options contracts	Fuel	Ps.	(14,761)	Ps.	364,050
Jet fuel Asian Zero-Cost collars contracts	Fuel		(9,477)		-
Total		Ps.	(24,238)	Ps.	364,050

The following table summarizes the net gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended September 30, 2019 and 2018:

Consolidated statements of other comprehensive income

		Three months ended
	Financial statements	September 30,
Instrument	line	2019		2018
Jet fuel Asian call options	OCI	Ps.	33,137	Ps.	145,764
Jet fuel Zero cost collars	OCI		8,643		-
Foreign currency contracts	OCI		-		81,893
Interest Rate Cap	OCI		4,004		-
Total		Ps.	45,784	Ps.	227,657

The following table summarizes the net loss on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2019 and 2018:

Consolidated statements of other comprehensive income

		Nine months ended
	Financial statements	September 30,
Instrument	line	2019		2018
Jet fuel Asian call options	OCI	Ps.	20,586	Ps.	(8,150)
Jet fuel Zero cost collars	OCI		(135,591)		-
Foreign currency contracts	OCI		14,241		(2,800)
Interest Rate Cap	OCI		4,004		-
Total		Ps.	(96,760)	Ps.	(10,950)

44 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

8. Financial assets and liabilities

At September 30, 2019 and December 31, 2018, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	September 30, 2019		December 31, 2018
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	19,710	Ps.	48,199
Jet fuel Zero-Cost collars		12,644		-
Interest Rate Cap		3,996		-
Foreign currency forward contracts		-		14,241
Total financial assets	Ps.	36,350	Ps.	62,440

Presented on the consolidated statements of financial position as follows:
Current	Ps.	32,354	Ps.	62,440
Non-current	Ps.	3,996	Ps.	-

b) Financial debt

i)	At September 30, 2019 and December 31, 2018, the Company’s short-term and long-term debt consists of the following:

		September 30, 2019		December 31 2018
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022,bearing annual interest rate LIBOR plus a 260 basis points.	Ps.	2,773,724	Ps.	3,045,574

II.	The Company issued in the Mexican market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		-

III.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 90 basis points.		-		461,260

IV.	Capitalizable cost		(24,067)		-

V.	Accrued interest and other financial cost		27,287		16,364
			4,276,944		3,523,198
Less: Short-term maturities			1,708,910		1,212,259
Long-term		Ps.	2,568,034	Ps.	2,310,939

45 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at September 30, 2019:

	Within one year			October 2020- September 2021		October 2021- September 2022		October 2022- September 2023		October 2023- September 2024		Total
Finance debt:
Santander/Bancomext	Ps.	1,704,764		Ps.	1,029,533	Ps.	62,568	Ps.	-	Ps.	-	Ps.	2,796,865
CEBUR		4,146	*		-		500,000		500,000		500,000		1,504,146
Capitalizable cost		-			(13,681)		(5,963)		(3,531)		(892)		(24,067)
Total	Ps.	1,708,910		Ps.	1,015,852	Ps.	556,605	Ps.	496,469	Ps.	499,108	Ps.	4,276,944

 *Includes monthly accrued interest.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge with or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At September 30, 2019 and December 31, 2018, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

c) Other financial liabilities

At September 30, 2019 and December 31, 2018, the Derivative financial instruments designated as CFH from the Company are summarized in the following table:

	September 30,		December 31,
	2019		2018
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Zero cost collar options	Ps.	-	Ps.	122,948
Total financial liabilities	Ps.	-	Ps.	122,948
Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	122,948
Non-current	Ps.	-	Ps.	-

9. Cash and cash equivalents

As of September 30, 2019, the Company maintains restricted cash of Ps.91,040, established to cover the reserves derived from the assets backed trust notes that were issued by the CIB/3249 trust.

46 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

10. Related parties

a)	An analysis of balances due from/to related parties at September 30, 2019 and December 31, 2018 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	September 30, 2019		December 31, 2018		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code share	USA	Ps.	60,476	Ps.	8,266	30 days
			Ps.	60,476	Ps.	8,266

	Type of transaction	Country of origin	September 30, 2019		December 31, 2018		Terms
Due to:
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador	Ps.	11,552	Ps.	15,024	30 days
Frontier Airlines, Inc.	Code share	USA		16,315		2,751	30 days
			Ps.	27,867	Ps.	17,775

At September 30, 2019 and December 31, 2018, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended September 30, 2019 and 2018, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2019		2018
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	67,467	Ps.	-

Related party transactions	Country of origin	2019		2018
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	40,781	Ps.	88,238
Technical support	El Salvador/Guatemala		1,891		893
Servprot, Human Capital Int, Onelink, MACF
Professional fees	Mexico/El Salvador		714		25,698

47 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

c) During the nine months ended September 30, 2019 and 2018, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2019		2018
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code share	USA	Ps.	163,448	Ps.	-

Related party transactions	Country of origin	2019		2018
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	175,535	Ps.	273,070
Technical support	El Salvador/Guatemala		3,207		3,038
Servprot, Human Capial Int., Onelink, MACF
Professional fees	Mexico/El Salvador		2,227		114,224

d) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

As of September 30, 2019, and December 31, 2018, Servprot did not have net balance under this agreement.

During the three months ended September 30, 2019 and 2018 the Company expensed Ps.714 and Ps.706, respectively, for this concept.

During the nine months ended September 30, 2019 and 2018 the Company expensed Ps.2,227 and Ps.1,943, respectively, for this concept.

e) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017.

This agreement provides that the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term.

As of September 30, 2019, and December 31, 2018, the balances due under the agreement with Aeroman were Ps.11,552 and Ps.15,024, respectively.

During the three months ended September 30, 2019 and 2018, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.42,672 and Ps.89,131, respectively for this concept.

48 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

During the nine months ended September 30, 2019 and 2018, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.178,742 and Ps.276,108, respectively for this concept.

f) Human Capital International

Human Capital International HCI, S.A. de C.V. (“Human Capital International”), was a related party until April 19, 2018 because Rodolfo Montemayor Garza, a former member of the Company’s board of directors, is founder and chairman of the board of directors of Human Capital International. Capital International provide the Company with services reading the selection and hiring of executives.

As of December 31, 2018, Human Capital International did not have net balance under this agreement.

During the nine months period ended September 30, 2018, the Company expensed Ps.324 for this concept.

g) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies.

As of September 30, 2019, and December 31, 2018, the account receivable under this agreement was Ps.60,476 and Ps.8,266, respectively, additionally, as of September 30, 2019, and December 31, 2018, the account payable under this agreement was Ps.16,315 and Ps.2,751, respectively

During the three months ended September 30, 2019 and 2018, the Company recognized revenue under this agreement of Ps.67,467 and Ps.0, respectively.

During the nine months ended September 30, 2019 and 2018, the Company recognized revenue under this agreement of Ps.163,448 and Ps.0, respectively.

h) Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the Company.

As of September 30, 2019, and December 31, 2018, Mijares, Angoitia, Cortés y Fuentes did not have net balance under this agreement.

During the three months period ended September 30, 2019 and 2018, the Company expensed Ps.0 and Ps.326, respectively, for this concept.

During the nine months period ended September 30, 2019 and 2018, the Company expensed Ps.0 and Ps.849, respectively, for this concept.

i) Onelink S.A. de C.V

One Link S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, an alternate member of the board, was a director of the Company. Pursuant to this agreement, One Link received calls from the customers to book flights and provides customers with information about fares, schedules and availability.

As of September 30, 2019, and December 31, 2018, One Link did not have net balance under this agreement.

During the three months period ended September 30, 2019 and 2018, the Company expensed Ps.0 and Ps.24,930, respectively, for this concept.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

During the nine months period ended September 30, 2019 and 2018, the Company expensed Ps.0 and Ps.111,108, respectively, for this concept.

j) Directors and officers

During the three months ended September 30, 2019 and 2018, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.34,318 and Ps.27,872, respectively.

During the nine months ended September 30, 2019 and 2018, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.112,120 and Ps.79,525, respectively.

During the three months ended September 30, 2019 and 2018, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.2,119 and Ps.2,721, respectively, and the rest of the directors received a compensation of Ps.1,130 and Ps.2,373, respectively.

During the nine months ended September 30, 2019 and 2018, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.4,314 and Ps.7,286, respectively, and the rest of the directors received a compensation of Ps.2,401 and Ps.5,827, respectively.

11. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the nine months period ended September 30, 2019 and 2018, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.2,442,378 and Ps.1,737,726, respectively.

Rotable spare parts, furniture and equipment by Ps.1,206,597 and Ps.1,132,267 were disposed for nine months period ended September 30, 2019 and 2018 respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.704,852 and Ps.443,797 respectively.

On September 5, 2019, the Company bought an Aircraft A319 which was recorded at the acquisition cost by an amount of Ps.392,076. Immediately after of the acquisition, the Company recorded an impairment by an amount of Ps.146,028.

b) Depreciation expense

Depreciation expense for the three months ended September 30, 2019 and 2018 was Ps.150,116 and Ps.96,690, respectively. Depreciation expense for the nine months ended September 30, 2019 and 2018 was Ps.407,670 and Ps.315,904, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

12. Intangible assets, net

a) Acquisitions

For the nine months period ended September 30, 2019 and 2018, the Company acquired intangible assets by an amount of Ps.43,840 and Ps.35,695 respectively.

b) Amortization expense

Software amortization expense for the three months ended September 30, 2019 and 2018 was Ps.26,390 and Ps.18,174, respectively. Software amortization expense for the nine months ended September 30, 2019 and 2018 was Ps.60,023 and Ps.54,895, respectively These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

50 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

13. Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At September 30, 2019, the Company leases 79 aircraft (77 as of December 31, 2018) and 11 spare engines under operating leases (10 as of December 31, 2018) that have maximum terms through 2033. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of September 30, 2019, and December 31, 2018, the Company was in compliance with the covenants under the above-mentioned aircraft lease agreements.

Composition of the fleet and spare engines*:

Aircraft Type	Model	At September 30, 2019		At December 31, 2018
A319	132	4	**	4
A319	133	4		4
A320	233	39		39
A320	232	2		4
A320NEO	271N	16		12
A321	231	10		10
A321NEO	271N	5		4
		80		77

Engine Type	Model	At September 30, 2019	At December 31, 2018
V2500	V2527M-A5	3	3
V2500	V2527E-A5	3	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	2	2
PW1100	PW1133G-JM	1	-
		11	10

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

**One A319 aircraft was purchased on Sep 2019, see Note 11.

During the three months period ended September 30, 2019, the Company incorporate two new aircraft to its fleet, two A320NEO.

During the nine months period ended September 30, 2019, the Company incorporate five new aircraft to its fleet, four A320NEO and one A321NEO.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

During the year ended December 31, 2018, the Company incorporate ten aircraft to its fleet (three of them based on the terms of the Airbus purchase agreement and seven from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2018, the Company also incorporate two NEO spare engines to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

Additionally, during 2018 the Company extended the lease term of two aircraft (effective from 2019) and two spare engines (effective from February and April 2018), also the Company returned four aircraft to their respective lessors. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

As of September 30, 2019, and December 31, 2018, the Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

During the three months ended September 30, 2019 and 2018, the Company enter into sale and leaseback transactions of one new aircraft A320 NEO and two aircraft A320 NEO, respectively.

During the nine months ended September 30, 2019 and 2018, the Company enter into sale and leaseback transactions of three new aircraft A320 NEO and two aircraft A320 NEO, respectively.

During the three months ended September 30, 2019, the Company also incorporate one NEO spare engine to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). This engine incorporated was subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

During the three months ended September 30, 2019, the Company extended the lease term of one spare engine (effective from November 2019).

During the nine months ended September 30, 2019, the Company returned two aircraft to their respective lessors.

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the unaudited interim condensed consolidated statements of financial position and is being amortized over the contractual lease term.

As of September 30, 2019 and December 31, 2018, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.6,081 and Ps.8,367, respectively, which is recorded in the caption of other assets.

For the three months ended September 30, 2019 and 2018, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the nine months ended September 30, 2019 and 2018, the Company amortized a loss of Ps.2,286, and Ps.2,286, respectively, as additional aircraft rental expense.

52 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

14. Equity

As of September 30, 2019, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(16,088,557)	(16,088,557	)*
	24,180	995,763,940	995,788,120

*The number of forfeited shares as of September 30, 2019 were 121,451, which are include in treasury shares.

As of December 31, 2018, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(15,212,365)	(15,212,365	)*
	24,180	996,640,132	996,664,312

*The number of forfeited shares as of December 31, 2018 were 121,451, which are include in treasury shares.

(1) On February 16, 2018, one of the Company´s shareholders converted 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

During the nine months period ended September 30, 2019 and for the year ended December 31, 2018, the Company did not declare any dividends.

a)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS” “LPS”) amounts are calculated by dividing the net income (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS and LPS amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The following table shows the calculations of the basic and diluted earnings per share for the three months ended September 30, 2019 and 2018:

	Three months ended September 30,
	2019		2018
Net income for the period	Ps.	713,060	Ps.	1,105,364

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.705		1.092
Diluted		0.705		1.092

The following table shows the calculations of the basic and diluted earnings (loss) per share for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30,
	2019		2018
Net income (loss) for the period	Ps.	1,351,720	Ps.	(199,728)

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS/LPS:
Basic		1.336		(0.197)
Diluted		1.336		(0.197)

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended September 30,
	2019		2018
Deferred income tax expense	Ps.	(305,597)	Ps.	(441,978)
Total income tax expense on profits	Ps.	(305,597)	Ps.	(441,978)

The Company’s effective tax rate during the three months period ended September 30, 2019 and 2018 was 30.0% and 28.6% respectively.

54 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

	Nine months ended
	September 30,
	2019		2018
Deferred income tax (expense) benefit	Ps.	(579,309)	Ps.	89,902
Total income tax (expense) benefit on profits	Ps.	(579,309)	Ps.	89,902

The Company’s effective tax rate during the nine months period ended September 30, 2019 and 2018 was 30.0% and 31.0% respectively.

16. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos (1)

2019	$48,127	Ps.	945,036
2020	141,218		2,772,999
2021	164,856		3,237,162
2022 and thereafter	691,836		13,585,099
	$1,046,037	Ps.	20,540,296

(1)	Using the exchange rate as of September 30, 2019 of Ps.19.6363.

All aircraft acquired by the Company through the Airbus purchase agreement at September 30, 2019 and December 31, 2018 have been executed through sale and leaseback transactions.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

17. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended September 30,
	2019			2018
Operating revenues:

Domestic (Mexico)	Ps.	6,593,788		Ps.	5,028,160
International:
United States of America and Central America (1)		2,907,968	*		2,287,915
Total operating revenues	Ps.	9,501,756		Ps.	7,316,075

* Includes non -derivative financial instruments.

(1) United States of America represents approximately 30%, and 31% of total revenues from external customers in the three months ended September 30, 2019 and 2018, respectively.

	Nine months ended September 30,
	2019			2018
Operating revenues:
Domestic (Mexico)	Ps.	17,482,546		Ps.	13,076,849
International:
United States of America and Central America (1)		7,540,864	*		6,319,642
Total operating revenues	Ps.	25,023,410		Ps.	19,396,491

* Includes non-derivative financial instruments.

(1) United States of America represents approximately 29%, and 33% of total revenues from external customers in the nine months ended September 30, 2019 and 2018, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

18. Subsequent events

No material subsequent events were recorded as of October 22, 2019.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of September 30, 2019 (unaudited) and December 31, 2018 (unaudited), and the related consolidated statements of operations, comprehensive income, for each of the three and nine months period ended September 30, 2019 and 2018 (unaudited), changes in equity and cash flows for each of the nine months period ended September 30, 2019 and 2018 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018, 2017 and 2016 (audited), and for the three years period ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

57 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

a) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At September 30, 2019 and December 31, 2018, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
	Principal		September	December
Name	Activities	Country	2019	2018
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”)**	Loyalty Program	México	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)(1)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	-

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements.

(iii)	The Company’s voting rights and potential voting rights.

58 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b) Revenue recognition

As of January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers using the full retrospective method of adoption, in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the new standard, certain ancillaries are recognized when the Company satisfice its performance obligations which is typically when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also, certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues.

The classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation, See Note 1 x of our annual financial statements.

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classify as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, since customer simultaneously receives and consumes the benefits provided by the Company.

59 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other no passenger services described below and (ii) cargo services.

Revenues from other no passenger services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company concluded that the timing of satisfaction of revenue from advertising spaces is to be recognized over time because the customer simultaneously receives and consumes the benefits provided by the Company.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all of the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronical transactions (See Note 10 of our annual financial statements). The Company does not incur any additional costs to obtain and fulfil a contract that are eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours.

The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company does not have any obligations for returns, refunds and other similar obligations. All revenues from the Company related to future services, or services are rendered through a period of time less than twelve months.

c) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d) Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

i) Financial assets

Initial recognition

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and FVTPL. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. This assessment is referred to as the SPPI test and is performed at an instrument level.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired in the Cash Generating Units (CGU). An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

As of September 30, 2019, and for the year ended December 31, 2018, the Company recorded expected credit losses on accounts receivable of Ps.5,879 and Ps. 10,621, respectively.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. During the years ended December 31, 2018, 2017 and 2016 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

62 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Non-derivative financial instruments

Since all of the aircraft and engine lease contracts are denominated in USDs, starting on March 25, 2019, the Company established a natural hedge on its USD denominated revenues using the lease debt in USD as a hedge instrument. This hedging relationship is designated as a cash flow hedge to offset the volatility of the foreign exchange variation arising from the revaluation of its lease debt. Additionally, on the same date, the Company established a natural hedge on a portion of its fuel expense using as a hedge instrument a portion of its USD monetary assets. This hedging relationship is designated as a cash flow hedge to offset the volatility of the foreign exchange variation arising from the revaluation of this fuel expense.

e) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

f) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

g) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

h) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

63 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded. The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the statement of financial position and are being recognized on a straight-line basis over the remaining revised lease terms.

i) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded monthly as incurred in the consolidated statements of operations.

j) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual
depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

65 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment is impaired in the Cash Generating Unit (CGU). The Company identified only one CGU’s is the fleet. The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the period ended September 30, 2019 the Company recorded an impairment by an amount of Ps. 146,028.

For the period ended December 31, 2018, there were no impairment charges recorded in respect of the Company’s value of Rotable spare parts, furniture and equipment.

k) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

l) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

66 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

m) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

For the period ended September 30, 2019 and for the year ended December 31, 2018, no termination benefits provision has been recognized.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2018.Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium or other retirement benefits.

67 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

68 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

c) Board of Directors Incentive Plan (BODIP)

Certain members of the Board of Directors of the Company receive additional benefits through a sharebased plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

n) Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease. The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. The Company applies the requirements in IFRS 15 to determine that in accounting matter a sale has occurred in the sale and leaseback transaction.

Accounting of gains from sale and leaseback transactions.

At the inception date of each lease agreement, the Company differs a portion of the total gain from sale and leaseback transactions, which results from the total rights which have not been transferred to the lessor at the beginning of the lease agreement. The rest of gain is recorded during the lease term.

69 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

o) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

p) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

q) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the period ended September 30, 2019 and December 31, 2018, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

r) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

s) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

Share-based payment options exercised during the reporting period are settled with treasury shares.

t) Operating segments

The Executive Vice President Airline Commercial and Operations, is the Chief Operating Decision Maker (CODM) and monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America)

v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

72 of 73

VLRS	Consolidated
Ticker: VLRS	Quarter: 3 Year: 2019

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w) Convenience translation

U.S. dollar amounts at September 30, 2019 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6363 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2019. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

73 of 73

Volaris Reports Third Quarter 2019 Results: 17.9% Operating Margin, up 9.7 percentage points year over year

Mexico City, Mexico, October 24, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announces its financial results for the third quarter 2019.

The following financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

Third Quarter 2019 Highlights

■	Total operating revenues were Ps.9,502 million for the third quarter, an increase of 29.9% year over year.

■	Total ancillary revenues were Ps.3,030 million for the third quarter, an increase of 36.4% year over year. Total ancillary revenues per passenger for the third quarter reached Ps.539, an increase of 13.6% year over year. Total ancillary revenues represented 31.9% of total operating revenues for the third quarter 2019, increasing 1.5 percentage points with respect to the same period of last year.

■	Total operating revenues per available seat mile (TRASM) were Ps.150.3 cents for the third quarter, an increase of 11.4% year over year.

■	Operating expenses per available seat mile (CASM) were Ps.123.4 cents for the third quarter, a decrease of 0.3% year over year; with an average economic fuel cost per gallon of Ps.44.9 for the third quarter, an increase of 3.2% year over year.

■	Operating expenses excluding fuel, per available seat mile (CASM ex-fuel) reached Ps.77.5 cents for the third quarter, an increase of 2.9% year over year.

■	Operating income was Ps.1,703 million for the third quarter, a significant increase compared with the operating income of Ps.601 million for the same period of last year. Operating margin for the third quarter was 17.9%, an improvement in margin of 9.7 percentage points year over year.

■	Net income was Ps.713 million (Ps.0.70 per share / US$0.36 per ADS), for a net margin of 7.5% for the third quarter.

■	At the close of the third quarter, the Mexican peso depreciated 2.4% against the U.S. dollar with respect to the exchange rate at the close of the previous quarter (Ps.19.17 per US dollar). The Company booked a foreign exchange loss of Ps.173 million derived from our U.S. dollar net monetary liability position, as result of the adoption of IFRS16.

1

■	Net cash flows generated by operating activities were Ps.2,207 million. The net cash flows used in investing activities reached Ps.1,072 million. The net cash flows used in financing activities were Ps.1,606, which included Ps.1,657 million of aircraft rental payments. The positive net foreign exchange difference was Ps.156 million, with net cash used in the third quarter of Ps.314 million. As of September 30, 2019, cash and cash equivalents were Ps.7,810 million.

Stable Macroeconomics and Domestic Consumer Demand, with Peso Depreciation and Fuel Price Pressures

■	Stable macroeconomics and domestic consumer demand: The macroeconomic indicators in Mexico during the third quarter were stable, with same store sales[1] increasing 2.4% year over year; remittances[2] increased 15.7% year over year during July and August 2019; and the Mexican Consumer Confidence Balance Indicator (BCC) [3] increased 3.1% in the third quarter year over year.

■	Air traffic volume increase: The Mexican Federal Civil Aviation Agency reported an overall passenger volume growth for Mexican carriers of 8.4% year over year during July and August of 2019; the domestic overall passenger volume increased 7.3%, while the international overall passenger volume increased 1.7%.

■	Exchange rate volatility: The Mexican peso depreciated 2.3% year over year against the US dollar, from an average exchange rate of Ps.18.98 per US dollar in the third quarter of 2018 to Ps.19.42 per US dollar during the third quarter of 2019. At the end of the third quarter of 2019, the Mexican peso depreciated 4.4% with respect to the exchange rate at the end of the same period of the last year. The Company booked a foreign exchange loss of Ps.173 million derived from our US dollar net monetary liability position, resulting from the adoption of IFRS16.

■	Increased fuel prices: The average economic fuel cost per gallon increased 3.2% in the third quarter of 2019, year over year, reaching Ps.44.9 per gallon (US$2.3).

[1] Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)

[2] Source: Banco de México (BANXICO)

[3] Source: Instituto Nacional de Estadística y Geografía (INEGI)

2

Passenger Traffic Stimulation, Further Ancillary Revenue Expansion, and Positive TRASM Growth

■	Passenger traffic stimulation: Volaris booked 5.6 million passengers in the third quarter of 2019, an increase of 20.1% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 19.3% year over year. System load factor during the third quarter increased 1.6 percentage points year over year, reaching 85.1%.

■	Positive TRASM growth: For the third quarter of 2019, TRASM increased 11.4% year over year. During the third quarter of 2019, the total capacity, in terms of ASMs, increased 16.9% year over year.

■	Total ancillary revenue growth: For the third quarter of 2019, total ancillary revenue increased 36.4% year over year. Total ancillary revenue per passenger for the third quarter of 2019 increased 13.6% year over year. The total ancillary revenue generation continues to grow with new and mature products, appealing to customers’ needs, representing 31.9% of total operating revenue of the third quarter, an increase of 1.5 percentage points year over year.

■	New routes: Volaris began operations in two new international routes from El Salvador, San Salvador to Mexico City and Guadalajara, Jalisco, respectively. Additionally, Volaris launched one domestic route from Tapachula, Chiapas to Tijuana, Baja California and one international route from Leon, Guanajuato to Fresno, California.

Total Unit Cost Reduction, Despite Peso Depreciation and Fuel Price Pressures

■	CASM and CASM ex-fuel for the third quarter of 2019 reached Ps.123.4 (US$6.4 cents) and Ps.77.5 cents (US$4.0 cents), respectively. This represented a decrease of 0.3% and an increase of 2.9%, respectively, year over year; mainly driven by cost control discipline and the average exchange rate depreciation of 2.3%.

Young and Fuel-efficient Fleet

■	During the third quarter of 2019, the Company incorporated two new aircraft (A320 neo) to its fleet. As of September 30, 2019, Volaris’ fleet was composed of 80 aircraft (8 A319s, 57 A320s and 15 A321s), with an average age of 4.9 years. At the end of the third quarter of 2019, Volaris’ fleet had an average of 186 seats, 76% of which were in sharklet-equipped aircraft, and 24% were NEO.

3

Solid Balance Sheet and Good Liquidity

■	Net cash flows generated by operating activities were Ps.2,207 million. The net cash flows used in investing activities reached Ps.1,072 million. The net cash flows used in financing activities were Ps.1,606 million, which included Ps.1,657 million of aircraft rental payments. The positive net foreign exchange difference was Ps.156 million, while the net cash used in the third quarter was Ps.314 million. As of September 30, 2019, cash and cash equivalents were Ps.7,810 million, representing 23.7% of last twelve months of the operating revenue. Volaris registered a negative net debt (or a positive net cash position) of Ps.3,533 million (excluding lease liability recognized under the IFRS16 adoption) and total equity of Ps.4,144 million.

Transition to IFRS 16

■	The Company adopted IFRS 16 as of January 1, 2019, using the full retrospective method. The cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the opening balance as of January 1, 2017 as an increase in assets and liabilities and an adjustment in the retained earnings. The full disclosure and the estimated unaudited figures of this initial adoption are included in the Company´s 2018 annual report.

■	This quarterly earnings release includes supplemental information for comparable purposes, with recast, estimated unaudited 2018 figures with the IFRS 16 adoption effects. These figures were derived from unaudited financial statements included in the quarterly reports on Form 6-K reported during the year ended as of December 31, 2018.

■	Starting on March 25, 2019, the Company established a hedge on its USD denominated revenues, through a non-derivative financial instrument, using the lease liabilities denominated in USD as a hedge instrument. This hedging relationship is designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of its lease liabilities. During 2019, the impacts of this hedge for the third quarter and year to date were Ps.29 million and Ps.40 million, respectively; which has been presented as part of the total operating revenue.

■	Additionally, on the same date, the Company established a hedge on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as hedge instrument a portion of its USD denominated monetary assets. This hedging relationship is designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of USD denominated monetary asset. During 2019, the impacts of this hedge for the third quarter and year to date were Ps.26 million and Ps.40 million, respectively; which has been presented as part of the total fuel expense.

4

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company: Date:	Mr. Enrique Beltranena, President & CEO Mr. Holger Blankenstein, Airline EVP Ms. Sonia Jerez Burdeus, VP & CFO Friday, October 25, 2019
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-830-2576
Mexico dial in (toll free):	001-800-514-6145
Brazil dial in (toll free):	0-800-891-6744
International dial in:	+ 1-785-424-1726
Participant passcode:	VOLARIS (8652747)
Webcast will be available at:	https://services.choruscall.com/links/vlrs191025tLO3gSxu.html

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from five to more than 191 and its fleet from four to 81 aircraft. Volaris offers more than 388 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date of this release.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Investor Relations Contact:

Maria Elena Rodríguez & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

	Three months
	ended	Three months	Three months
	September 30,	ended	ended
Unaudited	2019	September 30,	September 30,	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	2019	2018	(%)
Total operating revenues (millions)	484	9,502	7,316	29.9%
Total operating expenses (millions)	397	7,799	6,715	16.1%
EBIT (millions)	87	1,703	601	>100%
EBIT margin	17.9%	17.9%	8.2%	9.7 pp
Depreciation and amortization	69	1,363	1,162	17.3%
Aircraft and engine rent expense	12	226	214	5.5%
Net income (millions)	36	713	1,105	(35.5%)
Net income margin	7.5%	7.5%	15.1%	(7.6) pp
Income per share:
Basic (pesos)	0.04	0.70	1.09	(35.5%)
Diluted (pesos)	0.04	0.70	1.09	(35.5%)
Income per ADS:
Basic (pesos)	0.36	7.05	10.92	(35.5%)
Diluted (pesos)	0.36	7.05	10.92	(35.5%)
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	6,341	5,422	16.9%
Domestic	-	4,328	3,752	15.3%
International	-	2,014	1,670	20.6%
Revenue passenger miles (RPMs) (millions) (1)	-	5,398	4,526	19.3%
Domestic	-	3,785	3,230	17.2%
International	-	1,613	1,295	24.5%
Load factor (2)	-	85.1%	83.5%	1.6 pp
Domestic	-	87.5%	86.1%	1.4 pp
International	-	80.1%	77.6%	2.5 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	7.7	150.3	134.9	11.4%
Total ancillary revenue per passenger (4) (5)	27.4	539	474	13.6%
Total operating revenue per passenger (5)	86.4	1,696	1,563	8.5%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.3	123.4	123.8	(0.3%)
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	6.4	6.5	(2.6%)
CASM ex fuel (cents) (1) (5)	3.9	77.5	75.3	2.9%
CASM ex fuel (US cents) (3) (5)	-	4.0	4.0	0.6%
Booked passengers (thousands) (1)	-	5,620	4,680	20.1%
Departures (1)	-	35,777	30,391	17.7%
Block hours (1)	-	90,323	82,977	8.9%
Fuel gallons consumed (millions)	-	64.9	60.5	7.2%
Average economic fuel cost per gallon (5)	2.3	44.9	43.5	3.2%
Aircraft at end of period	-	80	73	9.6%
Average aircraft utilization (block hours)	-	13.2	13.1	0.6%
Average exchange rate	-	19.42	18.98	2.3%
End of period exchange rate	-	19.64	18.81	4.4%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule and charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “Other passenger revenues” and “Non-passenger revenues”

(5) Excludes non-derivatives financial instruments

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

	Nine months
	ended	Nine months	Nine months
	September 30,	ended	ended
Unaudited	2019	September 30,	September 30,	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	2019	2018	(%)
Total operating revenues (millions)	1,274	25,023	19,396	29.0%
Total operating expenses (millions)	1,153	22,635	19,503	16.1%
EBIT (millions)	122	2,388	(106)	NA
EBIT margin	9.5%	9.5%	(0.5%)	10.0 pp
Depreciation and amortization	203	3,990	3,368	18.5%
Aircraft and engine rent expense	39	769	636	20.9%
Net income (loss) (millions)	69	1,352	(200)	NA
Net income (loss) margin	5.4%	5.4%	(1.0%)	6.4 pp
Income (loss) per share:
Basic (pesos)	0.07	1.34	(0.20)	NA
Diluted (pesos)	0.07	1.34	(0.20)	NA
Income (loss) per ADS:
Basic (pesos)	0.68	13.36	(1.97)	NA
Diluted (pesos)	0.68	13.36	(1.97)	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	18,199	15,538	17.1%
Domestic	-	12,549	10,687	17.4%
International	-	5,650	4,851	16.5%
Revenue passenger miles (RPMs) (millions) (1)	-	15,511	13,017	19.2%
Domestic	-	10,983	9,227	19.0%
International	-	4,528	3,790	19.5%
Load factor (2)	-	85.3%	83.8%	1.5 pp
Domestic	-	87.5%	86.3%	1.2 pp
International	-	80.2%	78.2%	2.0 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	7.0	137.7	124.8	10.3%
Total ancillary revenue per passenger (4) (5)	26.7	524	467	12.0%
Total operating revenue per passenger (5)	78.6	1,544	1,444	6.9%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.3	124.6	125.5	(0.7%)
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	6.5	6.6	(1.8%)
CASM ex fuel (cents) (1) (5)	3.9	76.8	78.9	(2.6%)
CASM ex fuel (US cents) (3) (5)	-	4.0	4.1	(3.7%)
Booked passengers (thousands) (1)	-	16,237	13,434	20.9%
Departures (1)	-	102,823	87,076	18.1%
Block hours (1)	-	260,858	237,485	9.8%
Fuel gallons consumed (millions)	-	186.6	168.7	10.6%
Average economic fuel cost per gallon (5)	2.4	46.6	43.0	8.4%
Aircraft at end of period	-	80	73	9.6%
Average aircraft utilization (block hours)	-	13.0	13.4	(3.0%)
Average exchange rate	-	19.26	19.04	1.1%
End of period exchange rate	-	19.64	18.81	4.4%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule and charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “Other passenger revenues” and “Non-passenger revenues”

(5) Excludes non-derivatives financial instruments

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2019 (US Dollars) *	Three months ended September 30, 2019	Three months ended September 30, 2018	Variance (%)
Operating revenues:
Passenger revenues	472	9,271	7,137	29.9%
Fare revenues	331	6,501	5,096	27.6%
Other passenger revenues (1)	141	2,770	2,042	35.7%

Non-passenger revenues	13	260	179	45.2%
Other non-passenger revenues (1)	11	208	124	68.1%
Cargo	3	51	55	(6.6%)

Non-derivatives financial instruments	(1)	(29)	-	NA

Total operating revenues	484	9,502	7,316	29.9%

Other operating income	(7)	(141)	(243)	(42.1%)
Total fuel expense, net (2)	147	2,884	2,631	9.6%
Depreciation and amortization	69	1,363	1,162	17.3%
Landing, take-off and navigation expenses	66	1,304	1,148	13.6%
Salaries and benefits	46	909	834	9.0%
Maintenance expenses	21	406	389	4.2%
Sales, marketing and distribution expenses	21	417	340	22.8%
Aircraft and engine rent expense	12	226	214	5.5%
Other operating expenses	22	432	240	79.7%
Operating expenses	397	7,799	6,715	16.1%

Operating income	87	1,703	601	>100%

Finance income	4	79	37	>100%
Finance cost	(30)	(591)	(487)	21.3%
Exchange (loss) gain, net	(9)	(173)	1,396	NA
Comprehensive financing result	(35)	(684)	946	NA

Income before income tax	52	1,019	1,547	(34.2%)
Income tax expense	(16)	(306)	(442)	(30.9%)
Net income	36	713	1,105	(35.5%)

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) 3Q 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.80 million, as result of the IFRS 15 adoption

(2) 3Q 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.26 million

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2019 (US Dollars) *	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Variance (%)
Operating revenues:
Passenger revenues	1,237	24,286	18,737	29.6%
Fare revenues	843	16,562	13,118	26.3%
Other passenger revenues (1)	393	7,724	5,619	37.4%

Non-passenger revenues	40	778	659	17.9%
Other non-passenger revenues (1)	31	613	503	21.8%
Cargo	8	165	156	5.5%

Non-derivatives financial instruments	(2)	(40)	-	NA

Total operating revenues	1,274	25,023	19,396	29.0%

Other operating income	(13)	(264)	(475)	(44.4%)
Total fuel expense, net (2)	441	8,654	7,250	19.4%
Depreciation and amortization	203	3,990	3,368	18.5%
Landing, take-off and navigation expenses	190	3,725	3,422	8.9%
Salaries and benefits	135	2,648	2,330	13.6%
Maintenance expenses	57	1,128	1,111	1.5%
Sales, marketing and distribution expenses	53	1,038	1,079	(3.8%)
Aircraft and engine rent expense	39	769	636	20.9%
Other operating expenses	48	948	781	21.3%
Operating expenses	1,153	22,635	19,503	16.1%

Operating income (loss)	122	2,388	(106)	NA

Finance income	8	153	108	41.1%
Finance cost	(81)	(1,594)	(1,325)	20.3%
Exchange gain, net	50	985	1,034	(4.7%)
Comprehensive financing result	(23)	(457)	(183)	>100%

Income (loss) before income tax	98	1,931	(290)	NA
Income tax (expense) benefit	(30)	(579)	90	NA
Net income (loss)	69	1,352	(200)	NA

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) September YTD 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.217 million, as result of the IFRS 15 adoption

(2) September YTD 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.40 million

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2019 (US Dollars)*	Three months ended September 30, 2019	Three months ended September 30, 2018	Variance (%)

Other passenger revenues (1)	141	2,770	2,042	35.7%
Non-passenger revenues (1)	13	260	179	45.2%
Total ancillary revenues	154	3,030	2,221	36.4%

Booked passengers (thousands)	-	5,620	4,680	20.1%

Total ancillary revenue per passenger	27.4	539	474	13.6%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) 3Q 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.80 million, as result of the IFRS 15 adoption

The following table shows the September YTD additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2019 (US Dollars)*	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Variance (%)

Other passenger revenues (1)	393	7,724	5,619	37.4%
Non-passenger revenues (1)	40	778	659	17.9%
Total ancillary revenues	433	8,502	6,278	35.4%

Booked passengers (thousands)	-	16,237	13,434	20.9%

Total ancillary revenue per passenger	26.7	524	467	12.0%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) September YTD 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.217 million, as result of the IFRS 15 adoption

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	September 30, 2019 Unaudited (US Dollars)*	September 30, 2019 Unaudited	December 31, 2018
Assets
Cash and cash equivalents	398	7,810	5,863
Accounts receivable	115	2,266	1,467
Inventories	15	294	297
Prepaid expenses and other current assets	28	557	443
Financial instruments	2	32	62
Guarantee deposits	40	781	791
Total current assets	598	11,739	8,923
Rotable spare parts, furniture and equipment, net	347	6,816	5,782
Right of use assets	1,679	32,965	31,986
Intangible assets, net	8	162	179
Financial instruments	-	4	-
Deferred income taxes	156	3,064	2,864
Guarantee deposits	349	6,852	6,337
Other assets	6	127	155
Other accounts receivable	6	123	74
Total non-current assets	2,552	50,115	47,378
Total assets	3,150	61,854	56,301
Liabilities
Unearned transportation revenue	184	3,614	2,439
Accounts payable	50	980	1,103
Accrued liabilities	146	2,858	2,318
Lease liabilities	240	4,712	4,970
Other taxes and fees payable	121	2,373	1,932
Income taxes payable	-	1	4
Financial instruments	-	-	123
Financial debt	87	1,709	1,212
Other liabilities	16	316	26
Total short-term liabilities	843	16,563	14,127
Financial debt	131	2,568	2,311
Accrued liabilities	7	138	137
Lease liabilities	1,839	36,119	34,586
Other liabilities	20	398	328
Employee benefits	1	22	18
Deferred income taxes	97	1,902	1,096
Total long-term liabilities	2,095	41,147	38,476
Total liabilities	2,939	57,710	52,603
Equity
Capital stock	151	2,974	2,974
Treasury shares	(7)	(141)	(123)
Contributions for future capital increases	-	-	-
Legal reserve	15	291	291
Additional paid-in capital	92	1,815	1,837
Retained earnings	7	143	(1,208)
Accumulated other comprehensive losses (1)	(48)	(938)	(73)
Total equity	211	4,144	3,698
Total liabilities and equity	3,150	61,854	56,301

Total shares outstanding fully diluted	1,011,876,677	1,011,876,677

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) As of September 30, 2019, the figures include a negative foreign exchange effect of Ps.934 million related to non-derivatives financial instruments

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2019 (US Dollars)*	Three months ended September 30, 2019	Three months ended September 30, 2018
Net cash flow generated by operating activities	112	2,207	1,263
Net cash flow (used in) generated by investing activities	(55)	(1,072)	20
Net cash flow used in financing activities**	(82)	(1,606)	(1,646)
Decrease in cash and cash equivalents	(24)	(470)	(363)
Net foreign exchange differences	8	156	(327)
Cash and cash equivalents at beginning of period	414	8,124	6,771
Cash and cash equivalents at end of period	398	7,810	6,082

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

**Includes aircraft rental payments of Ps.1,657 million and Ps.1,399 million for the three months ended period September 30, 2019 and 2018, respectively

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2019 (US Dollars)*	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net cash flow generated by operating activities	380	7,465	4,580
Net cash flow used in investing activities	(65)	(1,280)	(641)
Net cash flow used in financing activities**	(216)	(4,239)	(1) (4,502)
Increase (decrease) in cash and cash equivalents	99	1,946	(563)
Net foreign exchange differences	-	-	(306)
Cash and cash equivalents at beginning of period	299	5,863	6,951
Cash and cash equivalents at end of period	398	7,810	6,082

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

**Includes aircraft rental payments of Ps.4,787 million and Ps.4,116 million for the nine months ended period September 30, 2019 and 2018, respectively (1) Includes inflows of Ps.1,500 million related to the issuance of 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios)

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows estimated and adjusted balances after the adoption of IFRS 16 "Leases", on the quarterly statements of operations for each quarter of 2018. These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2018.

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2018	Three months ended June 30, 2018	Three months ended September 30, 2018	Three months ended December 31, 2018	Full Year 2018
Operating revenues:
Passenger revenues	5,610	5,990	7,138	7,643	26,381
Fare revenues	3,886	4,137	5,096	5,370	18,488
Other passenger revenues (1)	1,724	1,853	2,042	2,273	7,892

Non-passenger revenues	240	240	179	265	924
Other non-passenger revenues (1)	192	187	124	194	697
Cargo	49	53	55	71	227

Total operating revenues	5,850	6,230	7,317	7,908	27,305

Other operating income	(1)	(231)	(243)	(147)	(622)
Fuel	2,175	2,445	2,631	2,885	10,135
Landing, take-off and navigation expenses	1,124	1,149	1,149	1,157	4,579
Depreciation and amortization	1,071	1,136	1,162	1,256	4,625
Salaries and benefits	746	750	834	795	3,125
Sales, marketing and distribution expenses	357	382	340	422	1,501
Maintenance expenses	346	376	388	387	1,499
Aircraft and engine rent expense	317	105	215	55	692
Other operating expenses	258	283	239	277	1,058
Operating expenses	6,395	6,395	6,715	7,087	26,592

Operating (loss) income	(545)	(165)	602	821	713
Operating margin	(9.3%)	(2.6%)	8.2%	10.4%	2.6%

Finance income	34	37	37	45	153
Finance cost	(395)	(439)	(487)	(478)	(1,798)
Exchange gain (loss), net	1,564	(1,926)	1,395	(1,137)	(106)
Comprehensive financing result	1,202	(2,328)	945	(1,570)	(1,751)

Income (loss) before income tax	658	(2,493)	1,547	(749)	(1,038)
Income tax (expense) benefit	(196)	728	(442)	187	277
Net income (loss)	461	(1,765)	1,105	(562)	(761)

Earnings (loss) per share:
Basic (pesos)	0.46	(1.74)	1.09	(0.56)	(0.75)
Diluted (pesos)	0.46	(1.74)	1.09	(0.56)	(0.75)
Earnings (loss) per ADS:
Basic (pesos)	4.56	(17.44)	10.92	(5.55)	(7.52)
Diluted (pesos)	4.56	(17.44)	10.92	(5.55)	(7.52)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows quarterly estimated adjustments made due to the adoption of IFRS 16 "Leases", on the statements of operations for 2018.

Unaudited (In millions of Mexican pesos)	Full Year 2018 (Reported)	Three months ended March 31, 2018	Three months ended June 30, 2018	Three months ended September 30, 2018	Three months ended December 31, 2018	Full Year 2018
Operating revenues:
Passenger revenues	26,381	-	-	-	-	26,381
Fare revenues	18,488	-	-	-	-	18,488
Other passenger revenues (1)	7,892	-	-	-	-	7,892

Non-passenger revenues	924	-	-	-	-	924
Other non-passenger revenues (1)	227	-	-	-	-	227
Cargo	697	-	-	-	-	697

Total operating revenues	27,305	-	-	-	-	27,305

Other operating income	(622)	-	-	-	-	(622)
Fuel	10,135	-	-	-	-	10,135
Aircraft and engine rent expense	6,315	(1,278)	(1,400)	(1,378)	(1,567)	692
Landing, take-off and navigation expenses	4,583	(1)	(1)	(1)	(1)	4,579
Salaries and benefits	3,125	-	-	-	-	3,125
Maintenance expenses	1,518	(4)	(5)	(5)	(5)	1,499
Sales, marketing and distribution expenses	1,501	-	-	-	-	1,501
Other operating expenses	1,130	(17)	(18)	(18)	(19)	1,058
Depreciation and amortization	501	939	1,012	1,047	1,126	4,625
Operating expenses	28,186	(361)	(412)	(355)	(466)	26,592

Operating (loss) income	(881)	361	412	355	466	713
Operating margin	(3.2%)					2.6%

Finance income	153	-	-	-	-	153
Finance cost	(120)	(361)	(408)	(423)	(486)	(1,798)
Exchange (loss) gain, net	(72)	2,255	(2,581)	1,814	(1,521)	(106)
Comprehensive financing result	(40)	1,894	(2,989)	1,391	(2,007)	(1,751)

(Loss) income before income tax	(921)	2,255	(2,577)	1,746	(1,541)	(1,038)
Income tax benefit (expense)	238	(676)	775	(523)	463	277
Net (loss) income	(683)	1,579	(1,802)	1,223	(1,078)	(761)
Basic (loss) earnings per share	(0.67)	1.56	(1.78)	1.21	(1.07)	(0.75)
Diluted (loss) earnings per share	(0.67)	1.56	(1.78)	1.21	(1.07)	(0.75)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

14

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows unaudited balances before the adoption of IFRS 16 "Leases", on the quarterly statements of operations for each quarter of 2018.

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2018 (Reported)	Three months ended June 30, 2018 (Reported)	Three months ended September 30, 2018 (Reported)	Three months ended December 31, 2018 (Reported)	Full Year 2018 (Reported)
Operating revenues:
Passenger revenues	5,610	5,990	7,138	7,643	26,381
Fare revenues	3,886	4,137	5,096	5,370	18,489
Other passenger revenues (1)	1,724	1,853	2,042	2,273	7,892

Non-passenger revenues	240	240	179	265	924
Other non-passenger revenues (1)	192	187	124	194	697
Cargo	49	53	55	71	227

Total operating revenues	5,850	6,230	7,316	7,909	27,305

Other operating income	(1)	(231)	(243)	(147)	(622)
Fuel	2,175	2,445	2,631	2,885	10,135
Aircraft and engine rent expense	1,596	1,504	1,593	1,622	6,315
Landing, take-off and navigation expenses	1,125	1,150	1,150	1,158	4,583
Salaries and benefits	746	750	834	795	3,125
Sales, marketing and distribution expenses	357	382	340	422	1,501
Maintenance expenses	351	381	393	392	1,518
Other operating expenses	274	301	257	297	1,130
Depreciation and amortization	132	124	115	130	501
Operating expenses	6,757	6,805	7,070	7,554	28,186

Operating (loss) income	(906)	(575)	246	355	(881)
Operating margin	(15.5%)	(9.2%)	3.4%	4.5%	(3.2%)

Finance income	34	37	37	45	153
Finance cost	(34)	(31)	(64)	8	(120)
Exchange (loss) gain, net	(691)	653	(419)	384	(73)
Comprehensive financing result	(691)	660	(446)	437	(40)

(Loss) income before income tax	(1,597)	85	(200)	792	(921)
Income tax benefit (expense)	479	(47)	81	(276)	238
Net (loss) income	(1,118)	38	(119)	516	(683)

(Loss) earnings per share:
Basic (pesos)	(1.10)	0.04	(0.12)	0.51	(0.67)
Diluted (pesos)	(1.10)	0.04	(0.12)	0.51	(0.67)
(Loss) earnings per ADS:
Basic (pesos)	(11.05)	0.38	(1.18)	5.10	(6.75)
Diluted (pesos)	(11.05)	0.38	(1.18)	5.10	(6.75)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

15

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

The following table shows estimated annual adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Financial Position as of December 31, 2018.

Unaudited	December 31, 2018	IFRS 16
(In millions of Mexican pesos)	(Reported)	Adjustments	December 31, 2018
Assets
Cash and cash equivalents	5,863	-	5,863
Accounts receivable	1,467	-	1,467
Inventories	297	-	297
Prepaid expenses and other current assets	710	(267)	443
Financial instruments	62	-	62
Guarantee deposits	791	-	791
Total current assets	9,190	(267)	8,923
Rotable spare parts, furniture and equipment, net	5,782	-	5,782
Right of use assets	-	31,986	31,986
Intangible assets, net	179	-	179
Deferred income taxes	593	2,271	2,864
Guarantee deposits	6,337	-	6,337
Other assets	155	-	155
Other accounts receivable	74	-	74
Total non-current assets	13,121	34,257	47,378
Total assets	22,311	33,990	56,301
Liabilities
Unearned transportation revenue	2,439	-	2,439
Accounts payable	1,103	-	1,103
Accrued liabilities	2,318	-	2,318
Lease liabilities	-	4,970	4,970
Other taxes and fees payable	1,932	-	1,932
Income taxes payable	4	-	4
Financial instruments	123	-	123
Financial debt	1,212	-	1,212
Other liabilities	118	(92)	26
Total short-term liabilities	9,249	4,878	14,127
Financial debt	2,311	-	2,311
Accrued liabilities	137	-	137
Lease liabilities	-	34,586	34,586
Other liabilities	328	-	328
Employee benefits	18	-	18
Deferred income taxes	1,096	-	1,096
Total long-term liabilities	3,890	34,586	38,476
Total liabilities	13,139	39,464	52,603
Equity
Capital stock	2,974	-	2,974
Treasury shares	(123)	-	(123)
Contributions for future capital increases	-	-	-
Legal reserve	291	-	291
Additional paid-in capital	1,837	-	1,837
Retained earnings	4,266	(5,474)	(1,208)
Accumulated other comprehensive losses	(73)	-	(73)
Total equity	9,172	(5,474)	3,698
Total liabilities and equity	22,311	33,990	56,301

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

16

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

The following table shows third quarter estimated adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Cash Flow for the three months ended September 30, 2018.

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2018 (Reported)	Adjustments	Three months ended September 30, 2018

Net cash flow (used in) generated by operating activities	(136)	1,399	1,263
Net cash flow generated by investing activities	20	-	20
Net cash flow used in financing activities	(247)	(1,399)	(1,646)
Decrease in cash and cash equivalents	(363)	-	(363)
Net foreign exchange differences	(327)	-	(327)
Cash and cash equivalents at beginning of period	6,771	-	6,771
Cash and cash equivalents at end of period	6,082	-	6,082

The following table shows the YTD September 2018 estimated adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Cash Flow for the nine months ended September 30, 2018.

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2018 (Reported)	Adjustments	Nine months ended September 30, 2018

Net cash flow generated by operating activities	464	4,116	4,580
Net cash flow used in investing activities	(641)	-	(641)
Net cash flow used in financing activities	(386)	(4,116)	(4,502)
Decrease in cash and cash equivalents	(563)	-	(563)
Net foreign exchange differences	(306)	-	(306)
Cash and cash equivalents at beginning of period	6,951	-	6,951
Cash and cash equivalents at end of period	6,082	-	6,082

17